[LETTERHEAD OF PILLSBURY WINTHROP SHAW PITTMAN LLP]

September 14, 2005

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Automotive REIT
Amendment No. 2 to Form S-3

     Ladies and Gentlemen:

     Transmitted herewith via EDGAR on behalf of Capital Automotive REIT is Amendment No. 2 to the Registration Statement on Form S-3 (No. 333-126814). This amendment includes the changes that were made to the selling shareholder table that you previously received under cover of our letter dated August 30, 2005.

     Please contact me at (202) 663-8579 or, in my absence, Jeffrey B. Grill at (202) 663-9201 or Sylvia M. Mahaffey at (202) 663-8027, if you have any questions concerning this matter.

Sincerely,

/s/ Damon D. Colbert

Damon D. Colbert